PROXY RESULTS (Unaudited)

Cohen & Steers Global Income Builder, Inc. shareholders voted on the following proposals at the annual meeting held on April 26, 2012. The description of each proposal and number of shares voted are as follows:

Common Shares
				Shares Voted For	Authority Withheld
To elect Directors:
George Grossman			16,706,643.243		973,379.810
Robert H. Steers		16,726,356.950		953,666.103
C. Edward Ward Jr.		16,722,240.676		957,782.377